United States securities and exchange commission logo





                              December 6, 2022

       Bill Korn
       Chief Financial Officer
       CareCloud, Inc.
       7 Clyde Rd.
       Somerset, NJ 08873

                                                        Re: CareCloud, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Form 10-Q for the
Period Ended September 30, 2022
                                                            File No. 001-36529

       Dear Bill Korn:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended September 30, 2022

       Consolidated Financial Statements
       4. Goodwill and Intangibles - net, page 11

   1. You disclose in your November 3, 2022 press release furnished on Form 8-K that the 12%
                                                        decline in revenue
during the third quarter was attributable, in part, to two large hospital clients from one of
your 2020 acquisitions completing integrations with larger health systems. We note on
page F-21 of your December 31, 2021 Form 10-K that you
                                                        recognized nearly $21
million in customer relationship intangibles in connection with your 2020 acquisitions
and that these assets are amortized over a useful life of 3-12 years.
                                                        Please tell us how you
considered if the loss of these clients was an impairment indicator for your customer
relationship intangibles as of September 30, 2022. Please refer to ASC
                                                        350-30-35-14 and
360-10-35-17 through 35-22.
 Bill Korn
FirstName
CareCloud,LastNameBill   Korn
           Inc.
Comapany6,
December  NameCareCloud,
             2022           Inc.
December
Page  2   6, 2022 Page 2
FirstName LastName
Management's Discussion and Analysis
Comparison of the three and nine months ended September 30, 2022 and 2021, page
34

2. Your discussion of changes in net revenue indicates that there was a decrease in revenue from three large accounts that were acquired in 2020 and are winding down. Please revise your future filings to more clearly explain the expected future impact to your results from operations as a result of the loss of these customers. Refer to Item 303(c)(2) of Regulation
         S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology